UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Purchase Agreement

On December 30, 2024, VS Media Limited (“VS Media HK”), a wholly-owned subsidiary of VS MEDIA Holdings Limited (the “Company”), entered in a Share Purchase Agreement with Mr Kwan Yany Yan Chi and Ms Cheng Yik Yee Kitty (collectively, the “Sellers”), pursuant to which the Sellers agree to sell to VS Media HK, and VS Media HK agrees to purchase from the Sellers, 100% of the entire issued share capital of MLINK LIMITED, a limited liability company incorporated in Macau, in consideration for which VS Media HK shall procure the allotment or transfer of 1,250,000 Class A Ordinary Shares of the Company to the Sellers and/or their designees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2024	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer